

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re:** **VoiceServe, Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 29, 2010 as amended March 1, 2011**
> **Form 10-Q for the Period Ended June 30, 2010**
> **Filed August 16, 2010 as amended March 1, 2011**
> **Form 10-Q for the Period Ended September 30, 2010**
> **Filed November 15, 2010 as amended March 1, 2011**
> **File No. 000-51882**

Dear Mr. Bibelman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc:     Via facsimile to (732) 577-1188
        Christine M. Melilli, Esq.
        Anslow & Jaclin, LLP